SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   Report on Form 6-K dated February 25, 2003

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                             ----------------------
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                          Form 20-F X      Form 40-F
                                   ---              ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                              Yes             No X
                                 ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                              Yes             No X
                                 ---            ---

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                              Yes             No X
                                 ---            ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________




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                                   ENCLOSURE:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K, a press release dated February 25, 2003, announcing an educational partnership with the University of Durham (England) and Oregon State University (U.S.A) for the development of Product Lifecycle Management (PLM) awareness.

                   Dassault Systemes Teams with the University
                      of Durham and Oregon State University
                            on PLM Awareness Project

                 Universities' joint digital enterprise research
                     laboratory to promote PLM understanding
                        with Dassault Systemes technology

Paris, France - February, 25 2003 - Dassault Systemes (Nasdaq: DASTY, Euronext
Paris: #13065, DSY.PA) today announced an educational partnership with the University of Durham (England) and Oregon State University (U.S.A) for the development of Product Lifecycle Management (PLM) awareness.

Under the terms of the agreement, Dassault Systemes will provide the universities with SMARTEAM(R), as well as additional CATIA(R) and DELMIA(TM) products. In turn, the universities will promote PLM awareness, include PLM-related courses within their curricula, and develop new software applications.

The development of PLM awareness will be driven through the universities' joint Global Digital Enterprise Research Laboratory (GDERL). Present on both campuses, the GDERL focuses on the development of Digital Enterprise Technology research and education. This focus embraces Dassault Systemes' products and vision of PLM. The GDERL currently uses DELMIA and CATIA V5.

"The University of Durham and Oregon State University are highly-respected institutions with close ties to industry in the U.K. and U.S.A.," said Paul Maropoulos, Professor of Design and Manufacturing, University of Durham. "Product Lifecycle Management is vitally important in today's rapidly changing business environment. Access to Dassault Systemes' latest technology will give staff and researchers at GDERL exciting opportunities to establish leading edge research collaboration with industry in both countries and with Dassault Systemes."

"The GDERL's reputation as an international center for advanced research and higher learning will be strengthened by our partnership with Dassault Systemes," said Bill Reiter, Boeing Professor Design/Manufacturing, Oregon State University. "Our students will be exposed to cutting-edge PLM solutions that will help them in their research and design activities, not to mention prepare them for their careers in the workplace."

"This agreement will have the twofold benefit of increasing awareness about PLM on both sides of the Atlantic," said Francis Bernard, Executive Committee Advisor and Member of the Board, Dassault Systemes. "In addition, promoting the Digital Enterprise by providing strategic technologies to academic institutions is a major focus of our ongoing efforts. This partnership will help to leverage the power of our joint knowledge, expertise and innovation to enhance the competitiveness of local industry."

                                       ###


About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 55,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes integrated PLM solutions for product development (CATIA, DELMIA, ENOVIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com
------------------

About the University of Durham
Founded in 1832, Durham is the third oldest university in England. Durham is one of the UK's principal research-led universities with an associated strong record in teaching and knowledge-transfer activity with business and professional sectors. It is a leading developer of Digital Enterprise Technology methods which harness computing power to investigate and resolve a wide range of manufacturing, production and management issues. Other key disciplines include mathematics, chemistry, physics, biological and biomedical sciences, geography, history, law and languages. The University has more than 10,000 undergraduates and 2,500 postgraduates, drawn from 112 countries. Durham was the first English University to offer a course in Engineering in 1837 and the present degree is a four year Master in Engineering (MEng) programme. In the 2001 Research Assessment Exercise carried out by the UK Government, the School of Engineering was rated as a Grade 5 Department (on a scale of 1 to 5). For more information visit http://www.dur.ac.uk
--------------------


About Oregon State University
Oregon State University (OSU) provides diverse educational opportunities through the undergraduate and graduate programs of its 12 colleges, including the College of Engineering, the largest college on campus. Academic choices include studies in scientific, technological, professional and liberal arts fields, with an emphasis on collaborative, interdisciplinary teaching and research. A land-grant, sea-grant, and space-grant university with beginnings in the 1850's, OSU is now home to approximately 17,000 undergraduate and graduate students representing more than 80 countries. The OSU College of Engineering has graduated more than 25,000 engineers and is rapidly becoming one of the top-25 in the U.S. For more information, visit http://www.engr.oregonstate.edu
-------------------------------

 University of Durham Press   Oregon State University  Dassault Systemes Press    Dassault Systemes Investor
 Contact:                     Press Contact:           Contacts:                  Contact:
 Keith Seacroft               Gregg Kleiner            Anthony Marechal           Emma Rutherford, Harriet
 University PR Office         +1-541-753-0018          +33 1 55 49 84 21          Keen
 +44 (0) 191 374 2946         Gregg.Kleiner@orst.edu   anthony_marechal@ds-fr.com Financial Dynamics
 keith.seacroft@durham.ac.uk                                                      +44 207 831 3113

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              DASSAULT SYSTEMES S.A.


         Date: February 25, 2003              By:     /s/ Thibault de Tersant
                                                      -----------------------
                                              Name:   Thibault de Tersant
                                              Title:  Chief Financial Officer,
                                                      Executive Vice President